EXHIBIT NO. 99.2

ITEM 7 INFORMATION

The securities being reported on are held by Rockefeller Financial LLC and Rockefeller & Co. LLC for the benefit of their respective clients. Each of Rockefeller Financial LLC and Rockefeller & Co. LLC is a wholly-owned subsidiary of Rockefeller Capital Management L.P.